[AIG Letterhead]
October 22, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on October 18, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated October 20, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed with the Securities and Exchange Commission (Commission) on October 18, 2010 (Form 8-K). This letter sets forth AIG’s response to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
General
1.	We note that the Form 8-K incorporates by reference a press release discussing the initial public offering of shares of AIA Group Limited and the Hong Kong prospectus posted on October 18, 2010. The press release identifies the Joint Global Coordinators and Joint Sponsors of the Global Offering as well as the Joint Bookrunners and Joint Lead Managers of the Global Offering. Please provide us with a detailed analysis discussing the potential applicability of Section 5 of the Securities Act of 1933 regarding the filing of this Form 8-K. If you believe that your disclosure is in compliance with Section 5 of the Securities Act of 1933, please include in your analysis the consideration you gave to Rule 135c of the Securities Act of 1933.

AIG Response:

On October 17, 2010, AIA Group Limited (AIA) issued a press release (the AIA Press Release) announcing the details of a global offering and proposed listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited. The AIA Press Release was released by AIA outside the United States in compliance with Rule 135e under the Securities Act of 1933.

2	October 22, 2010

The AIA Public Offering is important to the completion of the series of integrated transactions (the Recapitalization) contemplated by the Agreement in Principle, dated as of September 30, 2010, between AIG, the United States Department of the Treasury, the Federal Reserve Bank of New York and the AIG Credit Facility Trust. In light of the importance of the status of the AIA Public Offering to the consummation of the Recapitalization, AIG elected to furnish the AIA Press Release on the Form 8-K in an effort to ensure that all investors had equal access to information concerning the status of the AIA Public Offering and to comply with AIG’s obligations under Regulation FD.

In order to avoid any question as to whether the Form 8-K could be a “general solicitation” for the ordinary shares of AIA, AIG filed the AIA Press Release, without alteration or redaction of information, under Item 7.01 of Form 8-K as promptly as practicable following its dissemination in Hong Kong. AIA had issued the AIA Press Release in accordance with market practice and procedures for initial public offerings in Hong Kong. In this respect, AIG was following the practice of other U.S. public companies that have had subsidiaries conduct initial public offerings in Hong Kong and have filed similar offering-related information under Item 7.01 of Form 8-K contemporaneously with its dissemination in Hong Kong. AIG’s filing on Form 8-K and this practice are consistent with the SEC’s reason for adopting Rule 135e. See Offshore Press Conferences, Meetings with Company Representatives Conducted Offshore and Press-Related Materials Released Offshore, Fed. Sec. L. Rep. (CCH) ¶ 85,966 (Oct. 10, 1997) (“Without the safe harbors, U.S. press will continue to be excluded from the offshore press activities of foreign issuers. This may harm U.S. investors because they eventually receive the information disseminated offshore, but on a delayed basis. With the safe harbors, U.S. investors will have access to information about their investments in a more timely and efficient manner. The safe harbors adopted today will facilitate U.S. press access to the offshore press activities, and promote efficiency, competition and capital formation by removing information barriers that may inadvertently harm U.S. investors and otherwise facilitating foreign issuer access to U.S. markets.”).
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Deputy General Counsel